Exhibit 13

SHAREHOLDERS AGREEMENT

This Agreement is made as of April 13, 1998 by  and between CLAL Industries and Investments Ltd. or/and CLAL Industries and Technologies (1997) Ltd. (together “Clal”), having an address at Clal House, 5 Druyanov Street, Tel-Aviv 63143, and BVR Technologies Ltd. (“BVR”), having an address at 1 Korazin Street, Givatayim.

WHEREAS, BVR currently holds 3,964,201 shares of Nexus Telocation Systems Ltd. (“Nexus”); and

WHEREAS, Clal has entered into an agreement to purchase shares of Nexus (the “Shares”) pursuant to that certain Share Purchase Agreement dated as of April 13, 1998 (the “Share Purchase Agreement”); and

WHEREAS, Clal and BVR desire to set forth the terms of their relationship in connection with the purchase of the Shares.

                NOW, THEREFORE, the parties hereto hereby agree as follows:

1.               The term of this Agreement shall  remain in effect as long as Clal holds at least 5% of the issued capital of  Nexus.

2.               To the best knowledge of BVR, there are no agreements between any shareholders of Nexus (including BVR) relating to the ownership and control of Nexus, including voting trusts and agreements, shareholders agreements, irrevocable proxies, transfer restriction agreements, registration agreements or share purchase rights and warrants.

3.               For as long as Clal holds at least 5% of the issued share capital of Nexus, BVR and Clal agree to vote  for any nominee which may be proposed by Clal to become a member of the Board of Directors of Nexus (and any and all of its material subsidiaries), and to vote in favor of the nomination of the Clal Director to any and all committees of the Board of Directors of Nexus and such subsidiaries. For as  long as  Clal holds at least 20% of the issued share capital of Nexus, BVR and Clal  agrees to vote in favor of a second nominee which may be proposed by Clal to become a second member of the Board of Directors of Nexus. For as long as BVR holds at least 25% of the issued share capital of Nexus and BVR’s holding is Nexus are greater than more shares than Clal, Clal agrees to vote in favor of any nominees which may be proposed by BVR to become a member of the Board of Directors of Nexus. For as long as BVR holds at least 20% of the issued share capital of Nexus, Clal agrees to vote in favor of two nominees which may be proposed by BVR to become members of the Board of Directors of Nexus. For as long as BVR holds at least 5% of the issued share capital of Nexus, agrees to vote in favor of one nominee which may be proposed by BVR to become a member of the Board of Directors of Nexus.

4.               Miscellaneous.

(a)  Entire Agreement.  This Agreement constitutes the sole  understanding of the parties with respect to the subject matter hereof.  No amendment, modification or alteration of the terms or provisions of  this Agreement shall be binding unless the same shall be in writing and  duly executed by the parties hereto.

(b) Counterparts.  This Agreement may be executed in one or more  counterparts, each of which shall for all purposes be deemed to be an  original and all of which shall constitute the same instrument.

(c) Headings.  The headings of the Sections and paragraphs of this  Agreement are inserted for convenience only and shall not be deemed  to constitute part of this Agreement or to affect the construction hereof.

(d) No Waiver.  No action taken pursuant to this Agreement, including  any investigation by or on behalf of any party hereto, will be deemed  to constitute a waiver by the party taking any action of compliance  with any representation, warranty or agreement contained herein.  The  waiver by any party hereto of any condition or of a breach of any other  provision of this Agreement will not operate or be construed as a  waiver of any other condition or subsequent breach.  The waiver by  any party of any of the conditions precedent to its obligations under the  Agreement will not preclude it from seeking redress for breach of this  Agreement other than with respect to the condition so waived.

(e) Successors and Assigns.  The terms and conditions of this  Agreement shall inure to the benefit of and be binding upon the  respective successors of the parties hereto; provided, however, that this  Agreement may not be assigned by any party without the prior written  consent of the other party hereto, except for assignments  by Clal to its  wholly-owned subsidiaries.

(f) Notices. All notices and other communications required or  permitted hereunder shall be in writing and shall be deemed effectively  given (a) upon personal delivery, (b) on report of successful  transmission by facsimile machine that automatically generates a  printed diagnostic report, indicating whether transmission was  completed successfully, at the conclusion of each transmission, (c) on  the first business day after  delivery to a courier service which  guarantees next business-day delivery, under circumstances in which  such guaranty is applicable, or (d) on the earlier of delivery or five (5)  business days after mailing by certified or registered mail, postage and  fees prepaid, to the appropriate party at the address set forth above or  to such other address as the part so notifies the other in writing.

(g) This Agreement may be assigned by Clal to any wholly owned  subsidiary thereof.

IN WITNESS WHEREOF, each of the parties hereto has executed  this Agreement  as of the date first above written.

(Signed)
BVR TECHNOLOGIES LTD.

(Signed)
CLAL INDUSTRIES AND INVESTMENTS LTD.

(Signed)
CLAL INDUSTRIES AND TECHNOLOGIES (1997) LTD.